Exhibit 99.1

LightInTheBox Reports Second Quarter 2023 Financial Results

Singapore, September 15, 2023 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), an apparel e-commerce retailer that ships products to consumers worldwide, today announced its unaudited financial results for the second quarter ended June 30, 2023.

Second Quarter and First Half 2023 Financial Highlights

	Three Months Ended		Year-over-	Six Months Ended		Year-over-
In millions,	June 30,	June 30,	Year %	June 30,	June 30,	Year %
except percentages	2022	2023	Change	2022	2023	Change
Total revenues	$132.4	$191.8	44.9%	$226.1	$339.5	50.2%
- Apparel sales	$108.7	$163.2	50.1%	$175.9	$282.5	60.5%
Apparel sales/total revenues	82.1%	85.1%	3.0%	77.8%	83.2%	5.4%
Gross margin	55.3%	57.5%	2.2%	53.4%	56.7%	3.3%
Net loss	$(2.4)	$(1.5)		$(7.9)	$(5.4)
Adjusted EBITDA	$(1.5)	$(0.7)		$(6.1)	$(3.8)

	As of June 30,	As of June 30,
In millions	2022	2023
Cash, cash equivalents and restricted cash	$65.7	$94.6

Mr. Jian He, Chairman and CEO of LightInTheBox, commented, “We’re pleased to deliver a strong operational and financial performance in the second quarter of 2023. Amid a complex macro environment, we achieved the highest quarterly revenue in our history, primarily driven by apparel sales growth of 50% over one year ago. Meanwhile, our efforts to enhance operating efficiency paid off, evidenced by improved profitability with fulfillment and G&A expenses as a percentage of revenue at an all-time low. Furthermore, our cash balance was $95 million as of the end of this quarter, illustrating our robust free cash flow generation ability.

“These solid results once again demonstrate our effective business strategy, as well as our core competitive advantages across our value-for-money offerings, quality customer cohorts, and innovative technologies. As we move into the third quarter 2023, we are seeing that macroeconomic turbulence, together with normal seasonality in the apparel sector, is impacting on our top-line performance. Nevertheless, we will continue to execute our proven business strategy and refine our operations to navigate the evolving market dynamics as we strive to deliver sustainable value to all of our stakeholders in the long run,” Mr. He concluded.

Second Quarter 2023 Financial Results

Total revenues increased by 44.9% year-over-year to $191.8 million from $132.4 million in the same quarter of 2022. Sales from apparel increased by 50.1% to $163.2 million in the second quarter of 2023, compared with $108.7 million in the same quarter of 2022. Revenues from apparel represented 85.1% of total revenues in the second quarter of 2023 and 82.1% in the same quarter of 2022.

Total cost of revenues was $81.6 million in the second quarter of 2023, compared with $59.2 million in the same quarter of 2022.

Gross profit in the second quarter of 2023 was $110.2 million, compared with $73.2 million in the same quarter of 2022. Gross margin was 57.5% in the second quarter of 2023, compared with 55.3% in the same quarter of 2022. The increase in gross margin was a result of the increase in the percentage of sales represented by apparel, which grew from 82.1% to 85.1%. Apparel typically has higher margins than other product types.

Total operating expenses in the second quarter of 2023 were $111.8 million, compared with $75.6 million in the same quarter of 2022.

●	Fulfillment expenses in the second quarter of 2023 were $9.9 million, compared with $7.8 million in the same quarter of 2022. As a percentage of total revenues, fulfillment expenses were 5.2% in the second quarter of 2023, compared with 5.9% in the same quarter of 2022 and 5.8% in the first quarter of 2023.

●	Selling and marketing expenses in the second quarter of 2023 were $94.0 million, compared with $58.2 million in the same quarter of 2022. As a percentage of total revenues, selling and marketing expenses were 49.0% in the second quarter of 2023, compared with 44.0% in the same quarter of 2022 and 46.8% in the first quarter of 2023.

●	G&A expenses in the second quarter of 2023 were $8.2 million, compared with $9.7 million in the same quarter of 2022. As a percentage of total revenues, G&A expenses were 4.3% in the second quarter of 2023, compared with 7.3% in the same quarter of 2022 and 6.1% in the first quarter of 2023. As part of G&A expenses, R&D expenses in the second quarter of 2023 were $5.1 million, compared with $4.7 million in the same quarter of 2022 and $5.2 million in the first quarter of 2023.

Loss from operations was $1.6 million in the second quarter of 2023, compared with $2.5 million in the same quarter of 2022.

Net loss was $1.5 million in the second quarter of 2023, compared with $2.4 million in the same quarter of 2022.

Net loss per American Depository Share (“ADS”) was $0.01 in the second quarter of 2023, compared with $0.02 in the same quarter of 2022. Each ADS represents two ordinary shares. The diluted net loss per ADS in the second quarter of 2023 was $0.01, compared with $0.02 in the same quarter of 2022.

In the second quarter of 2023, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,369,462.

Adjusted EBITDA was negative $0.7 million in the second quarter of 2023, compared with negative $1.5 million in the same quarter of 2022.

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash of $94.6 million, compared with $65.7 million as of June 30, 2022.

First Half 2023 Financial Results

Total revenues increased by 50.2% year-over-year to $339.5 million from $226.1 million in the same period of 2022. Sales from apparel increased by 60.5% to $282.5 million in the first half of 2023, compared with $175.9 million in the same period of 2022. Revenues from apparel represented 83.2% of total revenues in the first half of 2023 and 77.8% in the same period of 2022.

Total cost of revenues was $146.9 million in the first half of 2023, compared with $105.5 million in the same period of 2022.

Gross profit in the first half of 2023 was $192.7 million, compared with $120.7 million in the same period of 2022. Gross margin was 56.7% in the first half of 2023, compared with 53.4% in the same period of 2022. The increase in gross margin was a result of the increase in the percentage of sales represented by apparel, which grew from 77.8% to 83.2%. Apparel typically has higher margins than other product types.

Total operating expenses in the first half of 2023 were $198.2 million, compared with $129.5 million in the same period of 2022.

●	Fulfillment expenses in the first half of 2023 were $18.5 million, compared with $14.6 million in the same period of 2022. As a percentage of total revenues, fulfillment expenses were 5.5% in the first half of 2023, compared with 6.5% in the same period of 2022.

●	Selling and marketing expenses in the first half of 2023 were $163.2 million, compared with $97.3 million in the same period of 2022. As a percentage of total revenues, selling and marketing expenses were 48.0% for the first half of 2023, compared with 43.0% in the same period of 2022.

●	G&A expenses in the first half of 2023 were $17.2 million, compared with $17.7 million in the same period of 2022. As a percentage of total revenues, G&A expenses were 5.1% for the first half of 2023, compared with 7.8% in the same period of 2022. Included in G&A expenses, R&D expenses in the first half of 2023 were $10.3 million, compared with $9.3 million in the same period of 2022.

Loss from operations was $5.6 million in the first half of 2023, compared with $8.9 million in the same period of 2022.

Net loss was $5.4 million in the first half of 2023, compared with $7.9 million in the same period of 2022.

Net loss per American Depository Share (“ADS”) was $0.05 in the first half of 2023, compared with $0.07 in the same period of 2022. Each ADS represents two ordinary shares. The diluted net loss per ADS for the first half of 2023 was $0.05, compared with $0.07 in the same period of 2022.

In the first half of 2023, the Company’s basic weighted average number of ADSs used in computing the net loss per ADS was 113,349,914.

Adjusted EBITDA was negative $3.8 million in the first half of 2023, compared with negative $6.1 million in the same period of 2022.

Share Repurchase Program

On June 27, 2023, the Company’s board of directors authorized a share repurchase program under which the Company may repurchase up to $10 million of its ordinary shares in the form of ADSs no later than December 31, 2023. As of September 12, 2023, the Company has repurchased 517,240 ADSs with a total aggregate value of approximately $0.7 million.

Business Outlook

For the third quarter of 2023, based on current information available to the Company and business seasonality, the Company expects net revenues to be between $145 million and $160 million.

Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses a non-GAAP measure, Adjusted EBITDA, as a supplemental measure to review and assess operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measure excludes share-based compensation expenses, depreciation and amortization expenses, interest income, interest expenses and income tax expense.

The Company presents this non-GAAP financial measure because it is used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measure helps identify underlying trends in its business. The Company also believes that the non-GAAP financial measure could provide further information about the Company’s results of operations and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. The Company’s non-GAAP financial measure does not reflect all items of income and expenses that affect the Company’s operations and does not represent the residual cash flow available for discretionary expenditures. Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for the limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measure, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Result” set forth at the end of this press release.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 a.m. Eastern Time on September 15, 2023 (8:00 p.m. Hong Kong/Singapore Time on the same day).

Preregistration Information

Participants can register for the conference call by going to https://s1.c-conf.com/diamondpass/10033153-fue64r.html. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, simply dial the number in the calendar invite you receive after preregistering, enter the event passcode followed by your unique registrant ID, and you will be connected to the conference instantly.

A telephone replay will be available two hours after the conclusion of the conference call through September 22, 2023. The dial-in details are:

US/Canada:	+1-855-883-1031
Singapore:	800-101-3223
Hong Kong, China:	800-930-639
Replay PIN:	10033153

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is an apparel e-commerce retailer that ships products to consumers worldwide. With a focus on serving its middle-aged and senior customers, LightInTheBox leverages its global supply chain and logistics networks, along with its in-house R&D and design capabilities to offer a wide selection of comfortable, aesthetically pleasing and visually interesting apparels that bring fresh joy to customers. LightInTheBox operates its business through www.lightinthebox.com, www.miniinthebox.com, www.ezbuy.sg and other websites as well as mobile applications, which are available in over 20 major languages and over 140 countries and regions. The Company is headquartered in Singapore, with additional offices in California, Shanghai and Beijing.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Investor Relations

LightInTheBox Holding Co., Ltd.

Email: ir@lightinthebox.com

Jenny Cai

Piacente Financial Communications

Email: lightinthebox@tpg-ir.com

Brandi Piacente

Piacente Financial Communications

Tel: +1-212-481-2050

Email: lightinthebox@tpg-ir.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements.

LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, or otherwise noted)

	As of December 31,	As of Jun 30,
	2022	2023
ASSETS
Current Assets
Cash and cash equivalents	88,575	88,157
Restricted cash	5,993	6,451
Accounts receivable, net of allowance for credit losses	695	1,424
Inventories	14,260	9,427
Prepaid expenses and other current assets	6,452	18,120
Total current assets	115,975	123,579
Property and equipment, net	2,946	2,794
Intangible assets, net	5,630	4,404
Goodwill	28,177	26,835
Operating lease right-of-use assets	10,874	8,728
Long-term rental deposits	1,211	1,259
TOTAL ASSETS	164,813	167,599

LIABILITIES AND EQUITY / (DEFICIT)
Current Liabilities
Accounts payable	26,518	38,981
Advance from customers	32,241	27,559
Operating lease liabilities	4,993	5,184
Accrued expenses and other current liabilities	90,357	94,671
Total current liabilities	154,109	166,395

Operating lease liabilities	6,576	4,103
Long-term payable	34	10
Deferred tax liabilities	111	150
Unrecognized tax benefits	107	107
TOTAL LIABILITIES	160,937	170,765

EQUITY / (DEFICIT)
Ordinary shares	17	17
Additional paid-in capital	282,722	282,805
Treasury shares	(28,615)	(28,105)
Accumulated other comprehensive loss	(1,024)	(2,754)
Accumulated deficit	(249,224)	(255,129)
TOTAL EQUITY / (DEFICIT)	3,876	(3,166)
TOTAL LIABILITIES AND EQUITY / (DEFICIT)	164,813	167,599

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollars in thousands, except per share data, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2023	2022	2023
Revenues
Product sales	129,828	189,730	221,171	334,331
Services and others	2,527	2,037	4,952	5,217
Total revenues	132,355	191,767	226,123	339,548
Cost of revenues
Product sales	(58,214)	(81,142)	(103,284)	(145,318)
Services and others	(983)	(435)	(2,167)	(1,538)
Total Cost of revenues	(59,197)	(81,577)	(105,451)	(146,856)
Gross profit	73,158	110,190	120,672	192,692
Operating expenses
Fulfillment	(7,774)	(9,906)	(14,638)	(18,542)
Selling and marketing	(58,225)	(94,038)	(97,257)	(163,150)
General and administrative	(9,661)	(8,176)	(17,727)	(17,233)
Other operating income	26	332	92	677
Total operating expenses	(75,634)	(111,788)	(129,530)	(198,248)
Loss from operations	(2,476)	(1,598)	(8,858)	(5,556)
Interest income	7	143	17	173
Interest expense	(1)	(1)	(3)	(2)
Other income, net	83	(1)	945	20
Total other income	89	141	959	191
Loss before income taxes	(2,387)	(1,457)	(7,899)	(5,365)
Income tax expense	(9)	-	(9)	(48)
Net loss	(2,396)	(1,457)	(7,908)	(5,413)
Net loss attributable to LightInTheBox Holding Co., Ltd.	(2,396)	(1,457)	(7,908)	(5,413)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	226,140,929	226,738,924	226,124,192	226,699,828
—Diluted	226,140,929	226,738,924	226,124,192	226,699,828

Net loss per ordinary share
—Basic	(0.01)	(0.01)	(0.03)	(0.02)
—Diluted	(0.01)	(0.01)	(0.03)	(0.02)

Net loss per ADS ( 2 ordinary shares equal to 1 ADS )
—Basic	(0.02)	(0.01)	(0.07)	(0.05)
—Diluted	(0.02)	(0.01)	(0.07)	(0.05)

LightInTheBox Holding Co., Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(U.S. dollars in thousands, or otherwise noted)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2022	2023	2022	2023
Net loss	(2,396)	(1,457)	(7,908)	(5,413)
Less: Interest income	7	143	17	173
Interest expense	(1)	(1)	(3)	(2)
Income tax expense	(9)	-	(9)	(48)
Depreciation and amortization	(861)	(826)	(1,719)	(1,655)
EBITDA	(1,532)	(773)	(6,194)	(3,881)
Less: Share-based compensation	(30)	(78)	(66)	(83)
Adjusted EBITDA*	(1,502)	(695)	(6,128)	(3,798)

* Adjusted EBITDA represents loss from operations before impairment loss on investment,  share-based compensation expense, interest income, interest expense, income tax expense and depreciation and amortization expenses.